Pricing Sheet No. 2012-MTNDG0182 dated January 27, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0182 dated January 23, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
              Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
1,046,462 Buffered PLUS Based on the Market Vectors® Gold Miners ETF
due January 30, 2014
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JANUARY 27, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Buffered PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because 90% of the stated principal amount of the Buffered PLUS is at risk, you may receive an amount at maturity that is substantially less than the stated principal amount of each Buffered PLUS.

Aggregate principal amount:	$10,464,620
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see “Underwriting fee and issue price” below)
Pricing date:	January 27, 2012
Original issue date:	January 31, 2012
Maturity date:	January 30, 2014
Underlying shares:	Shares of the Market Vectors® Gold Miners ETF (NYSE Arca Symbol: “GDX”)
Share underlying index:	NYSE Arca Gold Miners Index
Payment at maturity per Buffered PLUS:	■ If the final share price is greater than the initial share price: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
■ If the final share price is less than or equal to the initial share price but has decreased from the initial share price by an amount less than or equal to the buffer amount of 10%: $10
■ If the final share price is less than the initial share price and has decreased from the initial share price by an amount greater than the buffer amount of 10%:
($10 × share performance factor) + $1.00
This amount will be less than the $10 stated principal amount per Buffered PLUS. However, under no circumstances will the payment at maturity be less than $1.00 per Buffered PLUS.
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Leveraged upside payment:	$10 × leverage factor × share percent increase
Initial share price:
$57.14, the closing price of one underlying share on the pricing date, subject to adjustment upon the occurrence of certain limited events having a dilutive or concentrative effect on the underlying shares

Final share price:	The closing price of one underlying share on the valuation date
Valuation date:	January 27, 2014, subject to postponement for non-underlying asset business days and certain market disruption events
Leverage factor:	200%
Buffer amount:	10%
Maximum payment at maturity:	$14.50 per Buffered PLUS (145% of the stated principal amount)
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
CUSIP:	17317U253
ISIN:	US17317U2539
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per Buffered PLUS	$10.000	$0.225	$9.775
Total	$10,464,620.00	$235,453.95	$10,229,166.05
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Buffered PLUS, is acting as principal and will receive an underwriting fee of $0.225 for each Buffered PLUS sold in this offering.  Certain selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive from Citigroup Global Markets Inc. a fixed selling concession of $0.225 for each Buffered PLUS they sell.  Certain other broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such affiliated broker-dealers or by Citigroup Global Markets Inc. will receive a fixed sales commission, of $0.225 for each Buffered PLUS they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Buffered PLUS declines.  You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” “ and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.

You should read this document together with the preliminary pricing supplement describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed on January 23, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312000267/dp28194_424b2-red.htm
PLUS Product Supplement filed on May 16, 2011:  http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:  http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Market Vectors® is a service mark of Van Eck Associates Corporation (“Van Eck”).  The Buffered PLUS are not sponsored, endorsed, sold, or promoted by Van Eck.  Van Eck makes no representations or warranties to the owners of the Buffered PLUS or any member of the public regarding the advisability of investing in the Buffered PLUS.  Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the Buffered PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.